Exhibit 99.1

Cellectis Reports Financial Results for Third Quarter and First Nine Months 2019

  First patient dosed with UCARTCS1 in MELANI-01 Phase 1 dose-escalation clinical trial for Relapsed/Refractory Multiple Myeloma
  Patient screening ongoing with UCART22 in BALLI-01 Phase 1 dose-escalation clinical trial for Relapsed/Refractory B-cell Acute Lymphoblastic Leukemia
  Grant of a new IND for UCART123 following a change in production process and site initiation ongoing for AMELI-01 Phase 1 dose-escalation clinical trial for Relapsed/Refractory Acute Myeloid Leukemia
  Francisco Esteva, M.D., Ph.D., joined team as Vice President, Clinical Development
  Milestone payment related to ALLO-715 (BCMA target) clinical development
  Cash position1 of $367 million as of September 30, 2019

NEW YORK--(BUSINESS WIRE)--November 6, 2019--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), today announced its results for the three-month and nine-month periods ended September 30, 2019.

“The third quarter of 2019 has been essential for our execution strategy, as we achieved a series of important key milestones that enable us to move our proprietary allogeneic UCART product candidates into Phase 1 clinical trials,” said Dr. André Choulika, Chairman and CEO, Cellectis. “We are pleased to announce the first patient dosing in our MELANI-01 clinical trial for UCARTCS1, our UCART product candidate in relapsed/refractory multiple myeloma. We are also building out our clinical leadership team with the core addition of oncology veteran Dr. Francisco Esteva, M.D., Ph.D., as VP, Clinical Development. Following Novartis’ acquisition of CellforCure, our first CMO partner, at the beginning of 2019, we strengthened our manufacturing capabilities with the addition of our new CMO partner, Lonza, in addition to our existing partner MolMed S.p.A., while we remain on track with the construction of our in-house manufacturing facilities SMART and IMPACT. With three partnered and three stand-alone clinical development programs ongoing in hematology, Cellectis continues to be best-positioned to find new cures for cancers leveraging its core proprietary technologies.”

Cellectis will hold a conference call for investors on Thursday, November 7, 2019 at 8:00 AM EST / 2:00 PM CET. The call will discuss the Company’s third quarter results, as well as an update on business activities for the first nine months of 2019.

The live dial-in information for the conference call is:

US & Canada only: 877-407-3104

International: 201-493-6792

In addition, a replay of the call will be available until November 21, 2019 by calling 877-660-6853 (Toll Free US & Canada); 201-612-7415 (Toll Free International), Conference ID: 13688263

Third Quarter and First Nine Months 2019 Highlights

Wholly Owned Pipeline Updates

  MELANI-01:The Phase 1 dose-escalation clinical trial for UCARTCS1 targeting relapsed/refractory multiple myeloma has dosed its first patient and officially commenced at the University of Texas MD Anderson Cancer Center (Texas, USA). The clinical trial is also enrolling at Hackensack University Medical Center (New Jersey, USA) and a third site is planned to open at Weill Cornell Medicine (New York, USA).
  BALLI-01:The Phase 1 dose-escalation clinical trial for UCART22 targeting relapsed/refractory B-cell acute lymphoblastic leukemia (B-ALL) is ready to enroll patients at the University of Texas MD Anderson Cancer Center (Texas, USA), The University of Chicago Medicine Comprehensive Cancer Center (Illinois, USA) and Weill Cornell Medicine (New York, USA)
  AMELI-01: We obtained a new IND number from the FDA in July 2019 for a new production process for UCART123. We are currently initiating sites for the Phase 1 dose-escalation clinical trial targeting relapsed/refractory acute myeloid leukemia (AML) at Weill Cornell Medicine (New York, USA), the University of Texas MD Anderson Cancer Center (Texas, USA), H. Lee Moffitt Cancer Center (Florida, USA) and Dana Farber Cancer Institute (Massachusetts, USA).

Scientific Publications

In February 2019, we announced the publication of a study in The Journal of Biological Chemistry, identifying Granulocyte Macrophage Colony Stimulating Factor (GMCSF) secreted by Chimeric Antigen Receptor (CAR) T-cells as a key factor in promoting cytokine release syndrome (CRS). The report leverages these findings to elaborate on an innovative engineering strategy that potentially paves the way for developing safer UCART products.

This publication is significant because Cellectis’ engineering strategy could circumvent toxic side effects such as CRS and neurotoxicity, thereby aiming to develop safer, yet equally potent, UCART product candidates in an effort to improve patients’ safety and quality of life during treatment.

On July 8, 2019, we announced the publication of a study in BMC Biotechnology, a Springer Nature journal, which described and evaluated the development of the SWIFF-CAR, a CAR construct with an embedded on/off-switch, which enables tight control of the CAR surface presentation and subsequent cytolytic functions using a small molecule drug.

This publication represents a promising approach to further mitigate the potential toxicities that are associated with CAR T-cell administration in clinical settings and to improve the process of CAR T-cell production for specific target antigens.

New Appointment

Francisco Esteva, M.D., Ph.D., joined Cellectis as Vice President, Clinical Development. He is responsible for overseeing U.S. medical activities and works with the Clinical Operations team to supervise and ensure the safety of clinical trials. Dr. Esteva currently serves as Adjunct Professor at NYU School of Medicine. He was most recently Director of Breast Medical Oncology and Associate Director of Clinical Investigation at NYU Langone Health’s Perlmutter Cancer Center, and Professor of Medicine at NYU School of Medicine. Prior to this, he was Professor of Medicine (Oncology) at The University of Texas MD Anderson Cancer Center, where he developed a successful program in translational and clinical research focused on HER2 targeted therapy. His training included MD/PhD degrees from the University of Zaragoza (Spain), a Residency in Internal Medicine at Cooper University Hospital (Camden, NJ) and a Fellowship in Medical Oncology at Georgetown University Medical Center (Washington DC). Dr. Esteva is an international thought leader for innovation in cancer care and clinical research. He is an elected member of the American Society of Clinical Investigation and a Fellow of the American College of Physicians. His research and clinical achievements have contributed to the approval of life-saving therapies in breast cancer.

Manufacturing

In March 2019, Cellectis announced its lease agreement for an 82,000 square foot commercial-scale manufacturing facility, called IMPACT, which stands for “Innovative Manufacturing Plant for Allogeneic Cellular Therapies”. This new site, located in Raleigh, North Carolina, is being designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval. The facility is planned to be operational by 2021.

In addition to IMPACT, Cellectis is building a 14,000 square foot manufacturing facility in Paris, France, named SMART, which stands for “Starting Material Realization for CAR-T Products”. This facility is designed to produce Cellectis’ critical starting material supplies for UCART clinical studies and commercial products.

Following Novartis’ acquisition of CellforCure, our first CMO partner, at the beginning of 2019, Cellectis announced, in October 2019, its new cGMP Manufacturing Service Agreement with Lonza for implementing Cellectis’ manufacturing processes in a way that meets the highest quality and safety standards outlined by the FDA and European counterparts. This contract complements not only the Company’s in-house work that is planned for IMPACT and SMART projects, but also the efforts of MolMed, Cellectis’ other contract manufacturing partner.

Patents

Over 2019, Cellectis has been granted the highest number of patents since the Company’s inception in 1999, in particular patents relevant to UCART19 (Japan), UCART123 (Europe), UCARTCS1 (Europe), UCART33 (Europe), UCARTBCMA (USA), UCART Alemtuzumab resistant (USA, Japan), Drug Resistant UCART (Europe), TALEN® technology (USA), Mega-TAL TCR (Europe and Japan).

Additional US patents have been granted with respect to Cellectis’ exclusive licenses on CAR CS1 (US 10,227,409 and US 10,358,494 from the Ohio State University) and 7th patent on the TALEN® technology (US 10,358,494 from the University of Minnesota).

Partnered Pipeline Updates

UCART19/ALLO-501 product candidate, initially developed by Cellectis and exclusively licensed by Cellectis to Servier, is being clinically tested under a joint clinical development collaboration between Servier and Allogene Therapeutics. UCART19/ALLO-501 product candidate utilizes the TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has exclusive rights to UCART19/ALLO-501 in the U.S. while Servier retains exclusive rights for all other countries. The development of UCART19 product candidate for the treatment of relapsed/refractory acute lymphoblastic leukemia (ALL) is sponsored by Servier. The development of ALLO-501 product candidate for the treatment of relapsed/refractory non-Hodgkin lymphoma (NHL) is sponsored by Allogene.

In April 2019, our licensee, Allogene presented preclinical data demonstrating the potential for allogeneic CAR-T therapy in renal cell carcinoma (RCC) at the 2019 AACR annual meeting. CD70, which is expressed on both hematologic malignancies and solid tumors, may bridge the gap toward unlocking the potential of allogeneic CAR-T therapy in solid tumors. The anti-CD70 product candidate is licensed exclusively from Cellectis to Allogene. Allogene holds global development and commercial rights to the anti-CD70 product candidate.

Based on the terms of the agreement, Cellectis is entitled to receive a $5 million milestone payment associated with the initiation of the study of ALLO-715 product candidate, an allogeneic CAR-T therapy targeting B-cell maturation antigen (BCMA) in relapsed/refractory multiple myeloma. As a reminder, each of the 15 targets licensed to Allogene by Cellectis carries $185 million in pre-commercial development milestones per target as well as high single-digit royalties on worldwide sales payable to Cellectis.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 69.1% stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q3 2019 and First Nine Months 2019 financial results press release.

Third Quarter and First Nine Months 2019 Financial Results

Cash: As of September 30, 2019, Cellectis, including Calyxt had $367 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $299 million are attributable to Cellectis on a stand-alone basis. This compares to (i) $401 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of June 30, 2019 of which $323 million was attributable to Cellectis on a stand-alone basis and (ii) $453 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2018, of which $358 million were attributable to Cellectis on a stand-alone basis. This net decrease of $86 million for the nine-month period ended September 30, 2019 primarily reflects $66 million in net cash flows used by operating activities, of which $42 million are attributable to Cellectis, and $10 million in acquisitions of property, plant and equipment. We believe that the cash, cash equivalents, current financial assets and restricted cash position of Calyxt will be sufficient to fund their operations to mid-2021 while Cellectis only as of September 30, 2019 will be sufficient to fund operations into 2022.

Revenues and Other Income: Consolidated revenues and other income were $10 million for the three months ended September 30, 2019 compared to $2 million for the three months ended September 30, 2018. Consolidated revenues and other income were $17 million for the nine months ended September 30, 2019 compared to $18 million for the nine months ended September 30, 2018. 79% of consolidated revenues and other income was attributable to Cellectis in the first nine months of 2019. This decrease of $1 million between the nine months ended September 30, 2019 and 2018 was mainly attributable to a decrease in recognition of upfront payments already received and R&D cost reimbursements in relation to our therapeutic collaborations, and other income. That was partially offset by a $5 million milestone associated with the initiation of the study of ALLO-715, which became payable and was recognized by Cellectis, and $3.3 million increase in Calyxt revenues due to higher sales volumes of its High Oleic Soybean Oil and High Oleic Soybean Meal.

R&D Expenses: Consolidated R&D expenses were $22 million for the three months ended September 30, 2019 compared to $19 million for the three months ended September 30, 2018. Consolidated R&D expenses were $62 million for the nine months ended September 30, 2019 compared to $55 million for the nine months ended September 30, 2018. 86% of consolidated R&D expenses was attributed to Cellectis in the first nine months of 2019. The $7 million increase between the nine months ended September 30, 2019 and 2018 was primarily attributed to higher employee expenses by $4 million, higher social charges on stock option grants by $1 million, higher purchases and external expenses by $3 million and higher other expenses by $4 million. This increase was partially offset by the reduction of non-cash stock-based compensation expenses by $5 million.

SG&A Expenses: Consolidated SG&A expenses were $11 million for the three months ended September 30, 2019 compared to $12 million for the three months ended September 30, 2018. Consolidated SG&A expenses were $34 million for the nine months ended September 30, 2019 compared to $37 million for the nine months ended September 30, 2018. 44% of consolidated SG&A expenses was attributed to Cellectis in the first nine months of 2019. The $3 million decrease between the nine months ended September 30, 2019 and 2018 was primarily attributed to the reduction of non-cash stock-based compensation expenses by $4 million and to lower purchases and external expenses by $1 million. This decrease was partially offset by higher employee expenses and higher social charges on stock option grants by $2 million.

Net Loss Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $16 million (or $0.38 per share) for the three months ended September 30, 2019, of which $9 million was attributed to Cellectis, compared to $23 million (or $0.54 per share) for the three months ended September 30, 2018, of which $18 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $65 million (or $1.52 per share) for the nine months ended September 30, 2019, of which $46 million was attributed to Cellectis, compared to $55 million (or $1.38 per share) for the nine months ended September 30, 2018, of which $42 million was attributed to Cellectis. This $9 million increase in net loss between the first nine months of 2019 and the corresponding prior-year period 2018 was primarily driven by an increase in operating losses of $9 million, of which $8 million was attributed to Calyxt.

Adjusted Net Loss Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $10 million (or $0.23 per share) for the three months ended September 30, 2019, of which $4 million is attributed to Cellectis, compared to $15 million (or $0.36 per share) for the three months ended September 30, 2018, of which $12 million was attributed to Cellectis. The consolidated adjusted net loss attributable to shareholders of Cellectis was $48 million (or $1.12 per share) for the nine months ended September 30, 2019, of which $35 million is attributed to Cellectis, compared to $28 million (or $0.70 per share) for the nine months ended September 30, 2018, of which $19 million was attributed to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing on our cash spending at Cellectis for the remainder of 2019 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trials expenses of UCART123, UCART22 and UCARTCS1;
  Building our state-of-the-art manufacturing capabilities (IMPACT and SMART); and
  Strengthening our manufacturing and clinical departments, including hiring talented personnel.

Calyxt plans to focus its cash spending for the remainder of 2019 in the following areas:

  Continuing to drive the commercialization of its High-Oleic Soybean products, including Calyno™ High-Oleic Soybean Oil and High-Oleic Soybean Meal;
  Supporting its innovative products pipeline; and
  Strengthening its commercial and general and administrative support.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

As of
	December 31, 2018 Audited	September 30, 2019 Non Audited (*)

ASSETS
Non-current assets
Intangible assets	1 268	1 120
Property, plant, and equipment	10 041	16 762
Right-of-use assets	0	46 391
Other non-current financial assets	1 891	5 468
Total non-current assets	13 199	69 740

Current assets
Inventories	275	3 344
Trade receivables	2 971	8 038
Subsidies receivables	17 173	21 165
Other current assets	15 333	15 322
Cash and cash equivalent and Current financial assets	451 889	362 866
Total current assets	487 641	410 734
TOTAL ASSETS	500 840	480 475

LIABILITIES
Shareholders’ equity
Share capital	2 765	2 766
Premiums related to the share capital	828 525	839 437
Currency translation adjustment	(16 668)	(30 518)
Retained earnings	(326 628)	(406 347)
Net income (loss)	(78 693)	(64 703)
Total shareholders’ equity - Group Share	409 301	340 636
Non-controlling interests	40 970	41 135
Total shareholders’ equity	450 272	381 771

Non-current liabilities
Non-current lease debts	1 018	44 466
Non-current provisions	2 681	2 857
Total non-current liabilities	3 699	47 323

Current liabilities
Current lease debts	333	2 996
Trade payables	15 883	19 761
Deferred revenues and deferred income	20 754	19 586
Current provisions	1 530	1 891
Other current liabilities	8 369	7 147
Total current liabilities	46 869	51 381
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	500 840	480 475

(*) The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Third quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2018	2019

Revenues and other income
Revenues	906	8 487
Other income	1 286	1 719
Total revenues and other income	2 192	10 206
Operating expenses
Cost of revenue	(868)	(4 256)
Research and development expenses	(18 694)	(21 596)
Selling, general and administrative expenses	(11 562)	(10 967)
Other operating income (expenses)	30	(38)
Total operating expenses	(31 096)	(36 857)

Operating income (loss)	(28 904)	(26 651)

Financial gain (loss)	3 591	7 167

Net income (loss)	(25 313)	(19 484)
Attributable to shareholders of Cellectis	(22 805)	(15 999)
Attributable to non-controlling interests	(2 508)	(3 485)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.54)	(0.38)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.54)	(0.38)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First nine-month
(unaudited)
($ in thousands, except per share data)

For the nine-month period ended September 30,
	2018	2019

Revenues and other income
Revenues	11 861	10 756
Other income	6 592	5 887
Total revenues and other income	18 453	16 643
Operating expenses
Cost of revenue	(2 016)	(5 698)
Research and development expenses	(55 169)	(61 604)
Selling, general and administrative expenses	(36 772)	(34 270)
Other operating income (expenses)	(138)	(9)
Total operating expenses	(94 095)	(101 582)

Operating income (loss)	(75 642)	(84 938)

Financial gain (loss)	13 598	11 073

Net income (loss)	(62 044)	(73 865)
Attributable to shareholders of Cellectis	(55 425)	(64 703)
Attributable to non-controlling interests	(6 619)	(9 162)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.38)	(1.52)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.38)	(1.52)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Third quarter
(unaudited) - ($ in thousands)

	For the three-month period ended September 30, 2018			For the three-month period ended September 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	29	877	906	2 938	5 549	8 487
External other income	-	1 286	1 286	(123)	1 842	1 719
External revenues and other income	29	2 163	2 192	2 815	7 391	10 206
Cost of revenue	(341)	(528)	(868)	(3 492)	(764)	(4 256)
Research and development expenses	(2 498)	(16 196)	(18 694)	(3 540)	(18 055)	(21 596)
Selling, general and administrative expenses	(5 167)	(6 395)	(11 562)	(6 706)	(4 261)	(10 967)
Other operating income and expenses	40	(10)	30	(3)	(35)	(38)
Total operating expenses	(7 966)	(23 130)	(31 096)	(13 742)	(23 115)	(36 857)
Operating income (loss) before tax	(7 937)	(20 967)	(28 904)	(10 927)	(15 724)	(26 651)
Financial gain (loss)	892	2 699	3 591	100	7 067	7 167
Net income (loss)	(7 045)	(18 268)	(25 313)	(10 827)	(8 657)	(19 484)
Non controlling interests	2 508	-	2 508	3 485	-	3 485
Net income (loss) attributable to shareholders of Cellectis	(4 537)	(18 268)	(22 805)	(7 342)	(8 657)	(15 999)
R&D non-cash stock-based expense attributable to shareholders of Cellectis	155	3 900	4 054	(352)	3 343	2 991
SG&A non-cash stock-based expense attributable to shareholders of Cellectis	954	2 691	3 645	1 961	1 203	3 164
Adjustment of share-based compensation attributable to shareholders of Cellectis	1 108	6 591	7 699	1 608	4 546	6 154
Adjusted net income (loss) attributable to shareholders of Cellectis	(3 429)	(11 677)	(15 106)	(5 733)	(4 111)	(9 844)
Depreciation and amortization	(57)	(406)	(463)	(396)	(1 327)	(1 723)
Additions to tangible and intangible assets	331	921	1 252	977	4 041	5 018

Net cash used in operating activities	(4 772)	(10 240)	(15 012)	(8 768)	(13 879)	(22 647)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First nine-month
(unaudited) - ($ in thousands)

	For the nine-month period ended September 30, 2018			For the nine-month period ended September 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	234	11 627	11 861	3 533	7 223	10 756
External other income	-	6 592	6 592	-	5 887	5 887
External revenues and other income	234	18 219	18 453	3 533	13 110	16 643
Cost of revenue	(351)	(1 664)	(2 016)	(3 865)	(1 833)	(5 698)
Research and development expenses	(5 882)	(49 287)	(55 169)	(8 850)	(52 754)	(61 604)
Selling, general and administrative expenses	(14 567)	(22 205)	(36 772)	(19 254)	(15 017)	(34 270)
Other operating income and expenses	20	(159)	(138)	17	(26)	(9)
Total operating expenses	(20 781)	(73 314)	(94 095)	(31 952)	(69 630)	(101 582)
Operating income (loss) before tax	(20 546)	(55 096)	(75 642)	(28 419)	(56 519)	(84 98)
Financial gain (loss)	999	12 599	13 598	446	10 627	11 073
Net income (loss)	(19 548)	(42 496)	(62 044)	(27 973)	(45 893)	(73 865)
Non controlling interests	6 619	-	6 619	9 162	-	9 162
Net income (loss) attributable to shareholders of Cellectis	(12 929)	(42 496)	(55 425)	(18 810)	(45 893)	(64 703)
R&D non-cash stock-based expense attributable to shareholders of Cellectis	687	12 448	13 135	956	6 701	7 656
SG&A non-cash stock-based expense attributable to shareholders of Cellectis	3 427	10 834	14 261	5 180	4 208	9 388
Adjustment of share-based compensation attributable to shareholders of Cellectis	4 115	23 282	27 396	6 136	10 909	17 045
Adjusted net income (loss) attributable to shareholders of Cellectis	(8 814)	(19 215)	(28 029)	(12 675)	(34 984)	(47 659)
Depreciation and amortization	(424)	(1 306)	(1 730)	(1 154)	(3 785)	(4 939)
Additions to tangible and intangible assets	952	1 569	2 521	2 153	7 492	9 645

Net cash used in operating activities	(13 600)	(33 935)	(47 535)	(24 638)	(41 622)	(66 260)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Third quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended September 30,
	2018	2019

Net income (loss) attributable to shareholders of Cellectis	(22 805)	(15 999)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	7 699	6 154
Adjusted net income (loss) attributable to shareholders of Cellectis	(15 106)	(9 844)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.36)	(0.23)

Weighted average number of outstanding shares, basic (units) (1)	42 415 657	42 445 669

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.36)	(0.23)

Weighted average number of outstanding shares, diluted (units) (1)	42 960 739	42 454 319
(1)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First nine-month
(unaudited)
($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2018	2019

Net income (loss) attributable to shareholders of Cellectis	(55 425)	(64 703)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	27 396	17 045
Adjusted net income (loss) attributable to shareholders of Cellectis	(28 029)	(47 658)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.70)	(1.12)

Weighted average number of outstanding shares, basic (units) (1)	40 222 250	42 438 736

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.70)	(1.12)

Weighted average number of outstanding shares, diluted (units) (1)	40 818 999	42 455 685
(1)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 19 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its proprietary gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), multiple myeloma (MM), Hodgkin lymphoma (HL) and non-Hodgkin lymphoma (NHL).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York, and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer
This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalent, current financial assets and restricted cash. Restricted cash was $24 million as of September 30, 2019.

Contacts

Media:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com